Exhibit 99.2

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Tel.: + 44 (0)207 719 7962

Fax: + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel.: +1 713-483-5070

Fax: +1 713-483-5629

TOTAL S.A.

Capital: 5 945 861 837,50 €

542 051 180 R.C.S. Nanterre

www.total.com

Total presents outlook and objectives

London, September 22, 2014 – Christophe de Margerie, Chairman & CEO of Total, is presenting to the financial community today the outlook and objectives of Total for the coming years. This event is being broadcast live via a webcast. The presentation and the podcast can be accessed on total.com.

The key messages of this presentation are:
•	Cash flow growth

Total confirms its strategy for profitable growth and its objective to generate 15 billion dollars of free cash flow in 2017. The start up of major Upstream projects, the ongoing restructuring of Refining & Chemicals and the expansion of Marketing & Services in high growth areas are contributing to the increase in cash flow from operations. In addition, Total is emphasizing strict capital discipline, cost reduction and portfolio optimization throughout the Group.

•	More efficient Upstream and profitability above 15%

Arnaud Breuillac, recently appointed President, Exploration & Production, is presenting his road map to improve Upstream performance. The key points are to reinforce capital discipline, to deliver projects on time and on budget and to reduce costs. Following first oil from the CLOV field in June, the start-up of about 15 additional major projects by 2017 will significantly grow production. Thus, despite some delays, notably in projects operated by others, Total’s production should grow to about 2.8 million barrels of oil equivalent per day in 2017. Total also announces the arrival of Kevin McLachlan, who will take over as Senior Vice President Exploration in early 2015 and who is already working with the exploration teams on the definition of a new exploration strategy for 2015 and beyond.

•	Dynamic portfolio management and a new program of divestments

Having achieved its objective to sell 15-20 B$ of assets over the 2012-14 period, Total reaffirms the importance of its active portfolio management strategy. Taking into account the acquisitions made over the same period, the Group announces an additional asset sale program of 10 B$ in 2015-17. Total is continuing its transformation by focusing on strategic assets providing growth and high profitability.

•	Company-wide cost reduction program

The entire Group has been mobilized to contribute to a sustainable cost reduction program. Having reached a peak of 28 B$ in 2013, organic investment is projected to decrease to 26 B$ in 2014 and to 25 B$ in 2017. The Group also announces a major program to reduce operating costs by 2 B$ per year by 2017, with an immediate impact as of 2015. This program will be implemented without compromising the priority to safety.

In keeping with the growth objectives and company-wide effort to improve the Group’s performance, Christophe de Margerie confirms his commitment to policies that are responsible to all stakeholders and provide competitive returns for shareholders.

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004. Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include: (i) Special items, (ii) Inventory valuation effect, and (iii) Effect of changes in fair value.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, Place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website: total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: sec.gov.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. total.com